UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

_____________________________________

IDEANOMICS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

98741R108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Carl Berg and Mary Ann Berg Charitable Remainder Trust/IRRV. 12/21/2011
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,874(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,874(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,874(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.02%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 2,595 shares of common stock, par value $0.01 per share (“Common Stock”), and (ii) 279 shares of Common Stock issuable in connection with the exercise and conversion of 1,746 shares of Series C Convertible Preferred Stock (“Preferred Stock”).

(2) Calculated based upon 11,972,346 shares of Common Stock outstanding as of November 17, 2023, as reported in the Issuer’s Form 10-Q filed on November 21, 2023 (the “Form 10-Q”), as increased by 39,743 shares of Common Stock issuable in connection with the exercise and conversion of 248,396 shares of Preferred Stock.

1.	Names of Reporting Persons Berg & Berg Enterprises, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 396,076(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 396,076(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,076(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.30%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 357,580 shares of Common Stock and (ii) 38,496 shares of Common Stock issuable in connection with the exercise and conversion of 240,601 shares of Preferred Stock.

(2) Calculated based upon 11,972,346 shares of Common Stock outstanding as of November 17, 2023, as reported in the Form 10-Q, as increased by 39,743 shares of Common Stock issuable in connection with the exercise and conversion of 248,396 shares of Preferred Stock.

1.	Names of Reporting Persons Clyde J. Berg Charitable Remainder Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,960(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,960(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,960(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.08%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 8,992 shares of Common Stock and (ii) 968 shares of Common Stock issuable in connection with the exercise and conversion of 6,049 shares of Preferred Stock.

(2) Calculated based upon 11,972,346 shares of Common Stock outstanding as of November 17, 2023, as reported in the Form 10-Q, as increased by 39,743 shares of Common Stock issuable in connection with the exercise and conversion of 248,396 shares of Preferred Stock.

Item 1(a).	Name of Issuer

IDEANOMICS, INC. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1441 Broadway, 5th Floor,

Suite #5116

New York, New York 10018

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Berg & Berg Enterprises, LLC

2. Carl Berg and Mary Ann Berg Charitable Remainder Trust/IRRV. 12/21/2011

3. Clyde J. Berg Charitable Remainder Trust

Item 2(b).	Address of the Principal Business Office or, if None, Residence

10050 Bandley Drive

Cupertino, CA 94014

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

98741R108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Kara Berg is the managing member of Berg & Berg Enterprises, LLC. Andrew Thliveris is the Trustee of Carl Berg and Mary Ann Berg Charitable Remainder Trust/IRRV. 12/21/2011. Sherri Berg Zorn is the Trustee of Clyde J. Berg Charitable Remainder Trust. Because of family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on their behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder.

The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the aforementioned individuals, is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

BERG & BERG ENTERPRISES, LLC

By:	/s/ Kara Berg
Name:	Kara Berg
Title:	Manager

CARL BERG AND MARY ANN BERG CHARITABLE REMAINDER TRUST/IRRV. 12/21/2011

By:	/s/ Andrew Thliveris
Name:	Andrew Thliveris
Title:	Trustee

CLYDE J. BERG CHARITABLE REMAINDER TRUST

By:	/s/ Sherri Berg Zorn
Name:	Sherri Berg Zorn
Title:	Trustee

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 3, 2023, incorporated by reference to Exhibit A to the Schedule 13G filed February 3, 2023.